UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 4

TO

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% Convertible Senior Notes Due 2017
(Title of Class of Securities)

693320 AQ6
(CUSIP Number of Class of Securities)

William F. Brown, Esq.
Senior Vice President, General Counsel and Secretary
PHH Corporation
3000 Leadenhall Road

Mt. Laurel, New Jersey 08054
(856) 917-1744

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$219,002,454	$25,448.00

*                                         Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 6.00% Convertible Senior Notes Due 2017 (the “Notes”), this valuation is based on the book value of the securities to be received by PHH Corporation (“PHH”) and assumes the exchange of all $245,000,000 aggregate principal amount of the Notes currently outstanding, for cash and shares of common stock of PHH, par value $0.01 per share.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.2 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	25,448.00	Filing Party:	PHH Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 6, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐                                    Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on May 6, 2015, as previously amended by Amendment No. 1 (“Amendment No. 1”) on May 26, 2015, Amendment No. 2 (“Amendment No. 2”) on June 8, 2015 and Amendment No. 3 (“Amendment No. 3”) on June 15, 2015 (the “Schedule TO”), by PHH Corporation, a Maryland corporation (“PHH” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with an offer by PHH to exchange any and all of its 6.00% Convertible Senior Notes Due 2017 (the “Notes”) for consideration per $1,000 principal amount of validly tendered and accepted Notes of $1,125.00 in cash, plus accrued and unpaid interest from June 15, 2015 to, but excluding, the settlement date (which we expect to be June 18, 2015), and a number of shares of the Company’s common stock, par value $0.01 per share, which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 6, 2015 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all applicable items required in the Schedule TO, as so amended, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Offer to Exchange as amended or supplemented. You should read this Amendment No. 4 together with the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, the Offer to Exchange and the related Letter of Transmittal.

Item 1.                                 Summary Term Sheet

The information set forth under Item 1 of the Schedule TO is hereby amended by adding the following:

The Offer expired at 11:59 p.m., New York City time, on Monday, June 15, 2015. On June 16, 2015, the Company issued a press release announcing that as of the expiration of the Offer, $243.015 million in aggregate principal amount of Notes, representing over 99% of the aggregate outstanding principal amount of Notes, were validly tendered and not validly withdrawn. The Company has accepted for exchange all Notes that were validly tendered and not validly withdrawn. The Company expects to settle the Offer on June 18, 2015 and to pay an aggregate of approximately $273.5 million in cash (including accrued and unpaid interest from June 15, 2015 to, but excluding, the settlement date and cash paid in lieu of fractional shares) and issue 10.076 million shares of Common Stock to purchase all of the Notes that were validly tendered and not validly withdrawn. Following settlement of the Offer, $1.985 million aggregate principal amount of Notes will remain outstanding.

Item 4.                                 Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated herein by reference.

Item 16.                          Exhibits.

No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 6, 2015.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

No.	Description

(a)(1)(E)*	Form of Notice of Voluntary Offering Instructions

(a)(5)*	Press Release, dated May 6, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on May 6, 2015.

(a)(5)(B)*	Press Release, dated June 4, 2015.

(a)(5)(C)*	Press Release, dated June 15, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on June 15, 2015.

(a)(5)(D)**	Press Release, dated June 16, 2015, incorporated by reference to Exhibit 99.1 to PHH’s Current Report on Form 8-K filed with the SEC on June 16, 2015.

(d)(1)*

Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.1 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(2)*

First Supplemental Indenture, dated as of January 17, 2012, between PHH and The Bank of New York Mellon Trust Company, N.A., as trustee, filed as Exhibit 4.2 to PHH’s Current Report on Form 8-K filed on January 17, 2012.

(d)(3)*	Form of Note (included in Exhibit d(2))

(d)(4)*

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(5)*

Confirmation of Warrants, dated September 23, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.5 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(6)*

Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.7 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(7)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.9 to PHH Current Report on Form 8-K filed on September 29, 2009.

(d)(8)*	Master Terms and Conditions for Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.11 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(9)*	Confirmation of Warrants, dated September 23, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.13 to PHH’s Current Report on Form 8-K filed on September 29, 2009.

(d)(10)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and JPMorgan Chase Bank, National Association, London Branch, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(11)*

Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Wachovia Bank, National Association, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

No.	Description

(d)(12)*	Confirmation of Additional Warrants, dated September 29, 2009, by and between PHH and Citibank, N.A., filed as Exhibit 10.6 to PHH’s Current Report on Form 8-K filed on October 1, 2009.

(d)(13)*	PHH Management Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(14)*	Form of PHH Management Incentive Plan Award Notice, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on April 6, 2010.

(d)(15)*	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009), filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on June 22, 2009.

(d)(16)*	First Amendment to the PHH Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on August 20, 2010.

(d)(17)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended, filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(18)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement, filed as Exhibit 10.29 to PHH’s Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.

(d)(19)*

Form of PHH 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005, filed as Exhibit 10.36 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(20)*

Form of PHH 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005, filed as Exhibit 10.37 to PHH’s Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.

(d)(21)*	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on November 18, 2011.

(d)(22)*	Form of February 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(23)*	Form of February 2012 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Current Report on Form 8-K filed on February 24, 2012.

(d)(24)*	Form of September 2012 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.3 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(25)*	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Current Report on Form 8-K filed on October 3, 2012.

(d)(26)*	Form of 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.12 to our Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

No.	Description

(d)(27)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.7.13 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2013 filed on February 26, 2014.

(d)(28)*	PHH 2014 Equity and Incentive Plan, filed as Exhibit 10.1 to PHH’s Current Report on Form 8-K filed on May 29, 2014.

(d)(29)*	PHH Equity Compensation Program for Non-Employee Directors, filed as Exhibit 10.9 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(30)*	Form of 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(31)*	Form of September 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.11 to PHH’s Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015.

(d)(32)*

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.4 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(33)*	Form of October 2014 Restricted Stock Unit Award Notice and Agreement, filed as Exhibit 10.5 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(34)*

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements, filed as Exhibit 10.7.1 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(d)(35)*

Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements, filed as Exhibit 10.7.2 to PHH’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014.

(g)	Not applicable.

(h)	Not applicable

*                                         Previously filed.

**                                  Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2015

PHH Corporation

By:	/s/ Hugo Arias
Name:	Hugo Arias
Title:	Senior Vice President and Treasurer